UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

Paul Malek

General Counsel

Stonehill Capital Management LLC

885 Third Avenue

30th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stonehill Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stonehill Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 869,681
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 869,681
11	Aggregate Amount Beneficially Owned by Each Reporting Person 869,681
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.99%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Motulsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Wilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Varkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan Sacks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Sisitsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Thoyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Stern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D/A

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the SEC on May 23, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on June 29, 2016 (“Amendment No. 1,” together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) with respect to the common shares, no par value per share (the “Shares”), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the “Issuer”). The Issuer’s principal executive offices are located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, Canada V7B 1C3. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D or in Amendment No. 1. This Amendment No. 2 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On July 19, 2016, certain funds and entities managed or controlled by Oaktree Capital Management, L.P., Mudrick Capital Management, L.P., as investment manager to certain of its clients, Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds, funds managed by Stonehill Capital Management LLC (collectively referred to as the “Parties”) and Kejriwal Group International entered into an amendment (the “Amendment”), dated as of July 15, 2016, to the Support Agreement (the “Support Agreement”), dated as of June 28, 2016, by and among the Parties and Kejriwal Group International, which Amendment amends certain terms set forth in the Support Agreement with respect to the proposed acquisition of the Issuer and the exchange of certain indebtedness of the Issuer, including: (i) extending the deadline for achievement of certain material conditions to the transactions contemplated in the Support Agreement, (ii) adding a provision regarding the provision of updates with respect to progress in connection with the attainment of certain material conditions to the transactions contemplated in the Support Agreement and (iii) clarifying the Parties’ ability to engage in discussions among the Parties, the Issuer, the board of directors and/or management of the Issuer regarding potential modifications, amendments, extensions, replacements, refinancings, or any similar actions with respect to any securities of the Issuer held by the Parties. If consummated, the transactions contemplated by the Support Agreement, as amended, would have one or more of the effects specified in clauses (a) through (j) of Item 4. The transactions contemplated in the Support Agreement, as amended by the Amendment, are subject to a number of material conditions and there can be no assurance that the execution of the Support Agreement and the Amendment will result in the consummation of one or more transactions on the terms set forth in the Support Agreement, as amended by the Amendment, or at all. The Amendment is attached hereto as Exhibit 4. The description of the Amendment contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Amendment, which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

Due to the nature of the discussions described in Item 4, the Parties may be deemed to be part of a “group” (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) with each other. As a result, the Parties may collectively be deemed to beneficially own the Common Shares beneficially owned by each Party individually. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Shares beneficially owned by any of the other Parties or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Exchange Act) with any of the other Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Parties, for any or all purposes, beneficially owns any Common Shares beneficially owned by any of the other Parties or any other person or is a member of a group with any of the other Parties or any other person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit 4: Amendment, dated July 15, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2016

STONEHILL CAPITAL MANAGEMENT LLC*

By:	/s/ Paul Malek
Paul Malek
General Counsel

STONEHILL INSTITUTIONAL PARTNERS, L.P.*

By:	/s/ Paul Malek
Paul Malek
General Counsel of Stonehill Capital Management LLC, its investment adviser

JOHN MOTULSKY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for John Motulsky

CHRISTOPHER WILSON*
/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Christopher Wilson

THOMAS VARKEY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Thomas Varkey

JONATHAN SACKS*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Michael Stern

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes